Adobe Confidential

ADOBE SYSTEMS INCORPORATED
OPTION EXCHANGE PROGRAM
EMPLOYEE FREQUENTLY ASKED QUESTIONS (FAQ)
March 17, 2003

The following employee FAQ should answer most of the questions that you may have about the proposed option exchange program (the "Option Exchange Program") that was announced today. The Option Exchange Program is subject to stockholder approval at our April 9, 2003 annual meeting of stockholders.

More information about the Option Exchange Program can be found in the all Adobe email from Bruce Chizen, dated March 17, 2003 and the proxy statement which has been filed with the U.S. Securities and Exchange Commission (the "SEC"). All of these materials can be viewed on the Inside Adobe web site at http://inside.adobe.com and the SEC web site at www.sec.gov. The information in this employee FAQ is as of March 17, 2003 and does not contain complete details about the Option Exchange Program.

Once you have read all the materials, if you are a stockholder, you should take the opportunity to exercise your right to vote your shares. Your vote will help determine whether the Option Exchange Program is approved, but will not affect your choice as to whether or not you participate in the Option Exchange Program. The outcome of the vote will be communicated soon after the annual meeting. Even if approved by our stockholders, our Board will retain the authority, in its discretion, to commence the Option Exchange Program, or once commenced to terminate or postpone the Option Exchange Program at any time prior to the expiration of the Offer to Exchange (as defined in Question 1 below).

Due to SEC regulations on communications regarding proxy votes and tender offers, we cannot provide additional written information to inquiries, even in the form of an email, unless the text is also filed with the SEC; therefore, we will not be able to communicate any additional information at this time. If the Option Exchange Program is approved by our stockholders and we proceed with the Option Exchange Program, you will receive additional written information specifying the precise terms and timing of the Option Exchange Program to assist you with your decision on whether or not to participate.

GENERAL QUESTIONS ABOUT THE OPTION EXCHANGE PROGRAM

Q1. What is the Option Exchange Program?

The Option Exchange Program is an opportunity for all eligible employees to exchange outstanding options granted under our 1994 Stock Option Plan and 1999 Equity Incentive Plan with an exercise price greater than $40.00 per share (the "Eligible Options") for a lesser number of options (the "New Options"), which will be granted in accordance with specified exchange ratios (see Question 12 below for additional information).

If the Option Exchange Program is approved by our stockholders, eligible employees will be offered the opportunity to participate in the Option Exchange Program under a tender offer (the "Offer to Exchange") expected to be filed with the SEC sometime in mid-May 2003. Eligible employees will be given at least 20 business days to make an election to cancel their Eligible Options in exchange for New Options. Participation will be completely voluntary. Eligible employees may change their election to participate at any time during this 20-day period, but once the election period has ended, their most recent decision will become irrevocable. The New Options will not be granted until at least six months and one day after the cancellation of the Eligible Options. We do not expect to issue the New Options until at least late December 2003.

If we proceed with the Option Exchange Program, you will receive additional important information at the time the Offer to Exchange is filed with the SEC, expected to be sometime in mid-May 2003.

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Q2. Why is Adobe proposing the Option Exchange Program?

We are proposing the Option Exchange Program because, as a result of the volatility in our stock price over the past few years, many of our employees hold options with exercise prices significantly higher than the current market price of Adobe's common stock. These "out-of-the-money" options are no longer effective as an incentive to motivate and retain these employees.

Q3. Who will be eligible to participate?

We plan to offer the Option Exchange Program to all of our eligible employees worldwide, where permitted by local law and where it is practical to do so. Members of our Board and our ETeam will not be eligible to participate.

Q4. Why can't Adobe just grant additional options?

The Option Exchange Program was designed to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their out-of-the-money options. Employees participating in the Option Exchange Program will receive New Options for a lesser number of shares than they surrender, which will reduce the number of outstanding options. We believe this approach strikes a balance between our employees' interests and our stockholders' interests.

Q5. Why can't Adobe just reprice options?

In 1998, the Financial Accounting Standards Board (FASB) adopted accounting rules that impact the repricing of options. If we were to reprice employee options, we would be subject to compensation charges against our earnings. We have structured the Option Exchange Program in a manner which we believe will not cause Adobe to incur any compensation expense for financial reporting purposes under current U.S. generally accepted accounting principles.

Q6. How can I tell which of my outstanding options are Eligible Options?

Your stock option grant history can be viewed at www.optionslink.com. Your stock option grants are listed in chronological order (see Question 12 below for additional information). Please contact Optionslink directly at 1 (800) 838-0908 (press 0) if you do not know or have forgotten your log-in password.

Q7. If our stockholders approve the Option Exchange Program, will Adobe make any recommendation as to whether I should exchange my Eligible Options?

No. Adobe will not be able to make any recommendation as to whether you should exchange your Eligible Options. You must make your own informed decision. For questions regarding investment-related issues, you should talk to your own legal counsel, accountant and/or financial advisor.

Q8. Will I have to pay taxes if I exchange my Eligible Options for New Options in the Option Exchange Program?

For U.S. federal income tax purposes, the exchange of Eligible Options should be treated as a non-taxable exchange and you should not recognize income upon the grant of the New Options. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences. For questions regarding personal tax implications, you should talk to your own legal counsel, accountant and/or financial advisor.

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Adobe Confidential

Q9. Does Adobe plan to make any Company-wide option grants between the commencement of the Option Exchange Program and the grant date of the New Options?

No, we plan to suspend Company-wide option grants until sometime after the grant date of the New Options.

Q10. Will the Employee Stock Purchase Plan (ESPP) and the new hire grant program be suspended during this time period as well?

No, the ESPP and new hire grants will not be suspended.

Q11. What if my employment at Adobe ends between the commencement of the Option Exchange Program and the grant date of the New Options?

To be eligible, you must be employed by Adobe or one of our participating subsidiaries at the time the Option Exchange Program commences. Additionally, if you surrender your Eligible Options for exchange you must also be an employee on the grant date of the New Options to receive the New Options. If you are not an employee on the grant date of the New Options, you will not have a right to the Eligible Options that you surrendered for exchange.

Unless you have a separate written agreement governing your employment relationship or as otherwise expressly provided by applicable laws, your employment with Adobe or one of our subsidiaries remains "at will" and can be terminated by you, Adobe or one of our subsidiaries at any time, with or without cause or notice, and nothing in the Option Exchange Program will modify or change that.

SPECIFIC QUESTIONS ABOUT THE ELIGIBLE OPTIONS TO BE EXCHANGED

Q12. Which of my options can be exchanged?

Under the Option Exchange Program, you may make an election to exchange your unexercised options that have an exercise price greater than $40.00 per share for New Options to be granted in accordance with the exchange ratios set forth below:

Exercise Price Range	Exchange Ratio (Eligible Options to New Options)	As an Example, if You Exchanged 100 Shares, You Would Receive
__________________	__________________	__________________
$40.01-$49.99	1.5 to 1	66 shares
$50.00 and above	2 to 1	50 shares

If you elect to participate, you will be required to exchange any options granted in the six months preceding the commencement of the Offer to Exchange for New Options regardless of the exercise price of such options. These options will be exchanged for New Options on a 1 to 1 basis. The Option Exchange Program must be structured in this manner to avoid certain unfavorable accounting treatment.

New Option grants calculated in accordance with the exchange ratios set forth above will be rounded down to the nearest whole share on a grant-by-grant basis.

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Adobe Confidential

Q13. Why are only options with an exercise price greater than $40 per share eligible for exchange?

We believe that the Option Exchange Program must balance the interests of both our employees and our stockholders. We believe the exercise price ranges that we established, with the help of third-party compensation experts and on the basis of valuations under the Black-Scholes option pricing model as well as a binomial option pricing model, achieve this balance.

Q14. Why isn't the exchange ratio 1 to 1 for all Eligible Options?

We established exchange ratios that approximate an economically "value-neutral" exchange to our stockholders. In other words, the aggregate dollar value of all Eligible Options that could be surrendered approximates the aggregate dollar value of all New Options that could be granted. The exchange ratios were determined with the help of third-party compensation experts and on the basis of valuations under the Black-Scholes option pricing model as well as a binomial option pricing model.

Q15. If I elect to exchange my Eligible Options, do I have to exchange all of my Eligible Option grants or can I just exchange some of them?

You are not obligated to exchange each Eligible Option grant and will be free to exchange as few or as many of your Eligible Option grants as you wish; however, if you elect to participate, you will be required to exchange all options granted in the six months preceding the commencement of the Offer to Exchange for New Options (see Question 12). Additionally, if you exchange an Eligible Option Grant, you must exchange all shares issuable under such Eligible Option grant (see Question 17). Eligible Option grants that you choose not to exchange retain all their current terms and conditions, including their current exercise price and vesting schedule.

Q16. Am I eligible to exchange an option grant even if the option term expires between the commencement of the Option Exchange Program and the grant date of the New Options?

Yes, as long as the option term does not expire prior to the end of the election period, you will be able to exchange the option grant for a New Option.

Q17. Can I exchange part of an Eligible Option grant?

No, you may not exchange a partial Eligible Option Grant. You may only exchange an entire Eligible Option Grant.

Q18. Can I exchange my vested and unvested Eligible Options?

Yes, you may exchange your vested and unvested Eligible Options.

Q19. Can I exchange option grants I have already exercised or partially exercised?

If you exercised an option grant in its entirety, that option grant is no longer outstanding and is therefore not eligible for exchange under the Option Exchange Program. If you previously exercised an Eligible Option grant in part, only the remaining unexercised portion of the Eligible Option grant may be exchanged under the Option Exchange Program.

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

Q20. When would I receive my New Options?

The New Options would be granted at least six months and one day after the cancellation of the Eligible Options. If the Option Exchange Program commences, we do not expect to issue the New Options until at least late December 2003.

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Q21. What will the exercise price of the New Options be?

All New Options will be granted with an exercise price equal to the closing price of Adobe's common stock as reported on the Nasdaq National Market on the date the New Options are granted. This date has not yet been determined.

Q22. What will be the vesting schedule of the New Options?

The New Options will be new grants and will be completely unvested at the time of grant. The New Options will vest 25% on the first anniversary of the date of grant, and monthly thereafter such that 50% and 100% of the New Options will be vested on the second and third anniversary of the grant date, respectively.

Q23. What will the term of the New Options be?

The New Options will have a term of six years from the date of grant. This approximates the weighted average remaining term of all Eligible Options.

Q24. What will the other terms and conditions of the New Options be?

The other terms and conditions of the New Options will be set forth in an option agreement to be entered into as of the grant date of the New Options and will be comparable to the other terms and conditions of the Eligible Options. The New Options will be granted from the 2003 Equity Incentive Plan, if approved by our stockholders; otherwise, they will be granted from the 1994 Stock Option Plan or 1999 Equity Incentive Plan. The New Options will be nonstatutory stock options under U.S. tax laws, regardless of the tax status of the Eligible Options tendered for exchange. The shares of common stock for which the New Options will be exercisable will be registered with the SEC.

Q25. If the exercise price of the New Options is higher than the exercise price of the Eligible Options I exchanged, can I revert back to my original Eligible Options with their original exercise price?

No, once your Eligible Options have been surrendered for exchange, it is not possible to regrant them. The fair market value of Adobe's common stock on the grant date of the New Options cannot be predicted at this time, and it is possible that your New Options may have a higher exercise price than your Eligible Options. You will need to carefully consider the exercise price of your Eligible Options and your expectations of what the fair market value of Adobe's common stock will be on the grant date of the New Options as this grant date will be more than six months after your Eligible Options are surrendered for exchange.

Q26. If the New Options granted to me end up being out-of-the-money, will another Option Exchange Program be offered by Adobe?

At this time, we do not expect to implement another Option Exchange Program.

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